

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Kenneth D. DeGiorgio
Chief Executive Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA
92707-5913

> **Re: First American Financial Corporation**
> **Form 8-K/A**
> **Filed January 12, 2024**
> **File No. 001-34580**

Dear Kenneth D. DeGiorgio:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K/A

Item 1.05 Material Cybersecurity Incidents, page 1

1. We note the statement that you expect the cybersecurity incident will have a material impact on the fourth quarter of 2023 results of operations, but that you do not believe the incident will have a material impact on your overall financial condition or on your ongoing results of operations. Please advise us whether you filed this amended Form 8-K pursuant to Instruction 2 to Item 1.05 and confirm, if true, that you determined the incident was material to you under the standard in cases addressing materiality under the securities laws, including *TSC Industries, Inc. v. Northway, Inc*. Additionally, please clarify in future filings any known material impact(s) that are likely to continue after the fourth quarter. In considering material impacts, please describe all material impacts. For example, consider customer relationships, potential reputational harm, and the impact due to exfiltrated data, whether or not from non-production systems.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Cheryl Brown at 202-551-3905 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance